Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
		SEPTEMBER 30, 2011	
Earnings from continuing operations	$ 65,842	$ 165,205	$ 185,829
Undistributed equity income from investees	1	(3,385)	(3,022)
Income taxes	24,737	73,451	88,538
Earnings from continuing operations before income taxes	$ 90,580	$ 235,271	$ 271,345
Fixed charges:			
Interest, long-term debt	$ 20,776	$ 64,036	$ 84,611
Interest, other (including interest on short-term debt)	4,635	13,157	16,013
Amortization of debt expense, premium, net	694	2,175	3,009
Portion of rentals representative of an interest factor	126	363	464
Interest of capitalized lease	442	1,356	1,827
Total fixed charges	$ 26,673	$ 81,087	$ 105,924
Earnings from continuing operations before income taxes	$ 90,580	$ 235,271	$ 271,345
Plus: total fixed charges from above	26,673	81,087	105,924
Plus: amortization of capitalized interest	77	154	308
Earnings from continuing operations before income taxes and fixed charges	$ 117,330	$ 316,512	$ 377,577
Ratio of earnings to fixed charges	4.40 ×	3.90 ×	3.56 ×
Total fixed charges from above	26,673	81,087	105,924
Preferred stock dividends	-	38	56
Total fixed charges and preferred stock dividends	26,673	81,125	105,980
Ratio of earnings to combined fixed charges and preferred stock dividends	4.40 ×	3.90 ×	3.56 ×